UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
Under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-29215

LENDINGTREE, INC.

(Exact name of registrant as specified in its charter)

11115 Rushmore Drive
Charlotte, North Carolina 28277
(704) 541-5351

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

Series A Junior Participating Preferred Stock
(rights to purchase such stock are attached to the Common Stock)

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date:   13  .

     Pursuant to the requirements of the Securities Exchange Act of 1934 LendingTree, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 8, 2003	LENDINGTREE, INC

	By:	/s/ Keith B. Hall

Keith B. Hall Senior Vice President and Chief Financial Officer